UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. _)*

Under the Securities Exchange Act of 1934

Code Green Apparel Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

19189Y108
(CUSIP Number)

George J. Powell, III

c/o Code Green Apparel Corp.
31642 Pacific Coast Highway, Ste 102

Laguna Beach, CA 92651

(214) 497-9433

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

April 14, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240,13d-1(f) or 240.13d -1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.
19189Y108

1	NAMES OF REPORTING PERSONS: George J. Powell, III I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 60,115,016 shares of Common Stock and 1,000 shares of Series A Preferred Stock[i]
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 60,115,016 shares of Common Stock and 1,000 shares of Series A Preferred Stock[i]
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 60,115,016 shares of Common Stock and 1,000 shares of Series A Preferred Stock[i]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): Not applicable.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.3% of the outstanding Common Stock and 56.7% of outstanding total voting stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No.
19189Y108

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Code Green Apparel Corp., a Nevada corporation (together with its predecessor companies, the “Company”). The Company’s principal executive offices are located at 31642 Pacific Coast Highway, Ste 102, Laguna Beach, CA 92651.

Item 2. Identity and Background.

(a)-(c) This report is being filed by George J. Powell, III (the “Reporting Person”). Mr. Powell’s principal occupation is Chief Executive Officer, Interim Chief Financial Officer, and Secretary and a director of Code Green Apparel Corp. Mr. Powell’s business address is 31642 Pacific Coast Highway, Ste 102, Laguna Beach, CA 92651.

(d)-(e) Mr. Powell has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Mr. Powell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On April 26, 2014, the Company issued 100,865,016 shares of restricted common stock to its CEO and then sole board member George J. Powell, III, in connection with his employment agreement, and in consideration for services rendered. The shares were valued at an aggregate of $1,412,000.

On May 22, 2015, the Company issued to its CEO, George J. Powell, III, 1,000 shares of restricted Series A Preferred Stock in lieu of Mr. Powell’s 2014 salary, which shares were valued at $180,000.

In July 2015, Mr. Powell gifted 21,750,000 shares of common stock to 32 friends, family, and charitable institutions.

On January 10, 2016, the Company issued 10,000,000 shares of its restricted common stock to its CEO, George J. Powell, III as a bonus in consideration for his efforts throughout the 2015 fiscal year. The shares had a fair market value of $30,000.

On June 22, 2016, Mr. Powell gifted 24 million of his shares to Niko Kabylafkas.

On December 30, 2016, Mr. Powell gifted 5 million of his shares to seven individuals.

Item 4. Purpose of Transaction.

Information set forth in Items 3 and 5 is incorporated herein by reference.

The Reporting Person beneficially holds the shares of Common Stock and preferred stock described herein for investment purposes. Mr. Powell may make additional purchases of the Company’s equity securities, from the Company or third parties, for investment purposes from time to time. In addition, Mr. Powell is Director, Chief Executive Officer, Interim Chief Financial Officer, and Secretary of the Company and therefore will continue to participate in incentive programs available to executive officers of the Company. As the Company’s CEO, Mr. Powell has a continuing role in the governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.

Mr. Powell also acquired the securities of the Company in a transaction which may relate to or result in any of the following, although Mr. Powell has no immediate plans regarding any of the below:

(a)

the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)

a reorganization involving the Company;

(c)

a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

CUSIP No.
19189Y108

(d)

a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

a material change in the present capitalization or dividend policy of the Company;

(f)

other material changes in the Company’s business or corporate structure;

(g)

changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

Mr. Powell does not have any immediate plans or proposals which relate to or result in:

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)

any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer.

Information set forth in Item 3 is incorporated herein by reference.

(a)	Mr. Powell beneficially owns 60,115,016 shares of Common Stock and 1,000 shares of Series A Preferred Stock[i] which represents 12.3% of the outstanding Common Stock and 56.7% of outstanding total voting stock.

(b)	Mr. Powell holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 60,115,016 shares of Common Stock and 1,000 shares of Series A Preferred Stock[i].

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 60,115,016 shares of Common Stock and 1,000 shares of Series A Preferred Stock[i] beneficially owned by Mr. Powell.

(e)	N/A

CUSIP No.
19189Y108

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2017

/s/ George J. Powell, III
George J. Powell, III

i

For so long as any shares of the Series A Preferred Stock remain issued and outstanding, the holders thereof, voting separately as a class, shall have the right to vote on all shareholder matters equal to fifty-one percent (51%) of the total vote on all stockholder matters.